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                              March 28, 2023

       Erez Nachtomy
       Chief Executive Officer
       SHL Telemedicine Ltd.
       90 Yigal Alon Street
       Tel Aviv 67891, Israel

                                                        Re: SHL Telemedicine
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form 20FR12B
                                                            Filed March 24,
2023
                                                            File No. 001-41641

       Dear Erez Nachtomy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 20FR12B

       Jury Trial Waiver, page 119

   1.                                                   We note the newly filed
Exhibit 2.1 and your new disclosure relating to the Company   s
                                                        exclusive forum
provision in the deposit agreement. Please revise the relevant risk factors section to include
disclosure that ADS holders may be subject to increased costs to bring a claim and that these
provisions can discourage claims or limit investors    ability to bring a
                                                        claim in a judicial
forum that they find favorable.
 Erez Nachtomy
FirstName  LastNameErez
SHL Telemedicine  Ltd. Nachtomy
Comapany
March      NameSHL Telemedicine Ltd.
       28, 2023
March2 28, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Scott R. Saks